March 18, 2022

Norton Rose Fulbright US LLP
2200 Ross Avenue, Suite 3600
Dallas, Texas 75201-7932
United States

Via EDGAR

Securities and Exchange Commission	Tel +1 214 855 8000
Division of Corporation Finance	Fax +1 214 855 8200
100 F Street, N.E.	nortonrosefulbright.com

Washington, D.C. 20549

Attn: Eric Envall

Re:	CBTX, Inc.

Registration Statement on Form S-4

Filed January 24, 2022

File No. 333-262322

Ladies and Gentlemen:

On behalf of CBTX, Inc., a Texas corporation (the “Company”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 10, 2022 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-4, which was filed with the Commission on January 24, 2022 (the “Registration Statement”). The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

CBTX Proposals

CBTX Proposal 2.C: The CBTX additional amendments proposal, page 52

1.	We note that the CBTX additional amendments proposal adds a provision to Article VIII of its certificate of formation that “The shareholders of the Corporation shall not have the power to alter, amend, or repeal the bylaws of the Corporation or adopt new bylaws.” Please revise to disclose this information in the prospectus summary and at the top of page 138. Also please clarify whether the CBTX bylaws will be amended for consistency therewith and revise your disclosure throughout the filing, as applicable (e.g., on page 144). In this regard, we note that the CBTX bylaw amendment does not appear amend Section 5.04 thereof.

March 18, 2022

In response to the Staff’s comment, the Company has revised pages 19, 144 and 151 of Amendment No. 1.

The Company also intends to adopt an amendment to Section 5.04 of its bylaws in connection with closing of the merger that is consistent with proposed amendments to the Company’s certificate of formation, which is reflected on page F-2 of Amendment No. 1.

Exclusive Forum, page 138

2.	Refer to the exclusive forum provision in your Form of Amendment to Second Amended and Restated Bylaws attached as Annex F. Please revise to address the following, or tell us why you do not believe you are required to do so:

•	Please expand your disclosure in the prospectus summary to disclose this provision in the CBTX bylaws amendment.

•	We note that the exclusive forum provision in the CBTX bylaws amendment provides that "any state or federal court" (emphasis added) located in Harris County in the State of Texas will be the sole and exclusive forum for certain shareholder litigation matters. However, on pages 138 and 150, you respectively disclose that the "state courts located in Harris County" and "any state or federal court located in Jefferson County" will be the sole and exclusive forum for certain shareholder litigation matters. Please revise your disclosures to clearly indicate where any exclusive forum for shareholder litigation matters will be located. Also include disclosure to clarify whether this provision applies to Securities Act or Exchange Act claims. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the CBTX bylaws amendment states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

In response to the Staff’s comment, the Company has revised pages 19, 40, 41, 144, 145, 157 and 158 of Amendment No. 1 to enhance the disclosure regarding the Company’s exclusive forum bylaw and to clarify that the exclusive forum provision with respect to state courts of CBTX’s second amended and restated bylaws, as amended pursuant to the merger agreement, will not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other claim for which the federal courts have exclusive jurisdiction. The Company also will undertake to include disclosure about this limitation, similar to the disclosure under “Exclusive Forum” beginning on page 144 of Amendment No. 1, in the Company’s relevant future filings under the Exchange Act.

March 18, 2022

Exhibits

3.	We note the statement in Exhibit 99.3 that Stephens “disclaim[s] that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the 'Act'), or the rules and regulations of the Securities and Exchange Commission thereunder (the 'Regulations'), and . . . we disclaim that we are experts with respect to any part of such Proxy Statement/Prospectus and the Registration Statement within the meaning of the term 'experts' as used in the Act or the Regulations.” Please have Stephens revise the consent to remove this disclaimer, as it appears that Stephens is required to provide a consent under Section 7 of the Securities Act because it provided an opinion that is summarized in and included in the registration statement, and which is attributed to Stephens. Please refer to Securities Act Rule Compliance and Disclosure Interpretation Question 233.02.

The Company respectfully advises the Staff that Exhibit 99.3 has been revised in response to this comment.

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Please do not hesitate to contact me by telephone at (214) 855-3906 or mike.keeley@nortonrosefulbright.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael G. Keeley,

Michael G. Keeley
of Norton Rose Fulbright US LLP

cc:	Robert R. Franklin, Jr., CBTX, Inc.
Justin M. Long, Esq., CBTX, Inc.
Blake H. Redwine, Esq., Norton Rose Fulbright US, LLP
Shanna Kuzdzal, Esq., Allegiance Bancshares, Inc.
Troy L. Harder, Esq., Bracewell LLP
Jason M. Jean, Esq., Bracewell LLP
Josh T. McNulty, Esq., Bracewell LLP